UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

Short form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 21, 2011
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	General Manager

BLADEX REPORTS SECOND QUARTER NET INCOME OF $25.7 MILLION; OR $0.70 PER SHARE;
RETURN ON AVERAGE STOCKHOLDERS’ EQUITY (“ROE”) OF 14.3%

PANAMA CITY, July 21, 2011 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the second quarter and for the six months ended June 30, 2011.

Second Quarter Business Highlights
•
Second quarter 2011 Net Income (*) amounted to $25.7 million, a $24.0 million improvement over the second quarter 2010, and a $9.4 million, or 58% increase compared to the first quarter 2011.  Net Income during the first six months 2011 reached $42.0 million, a $30.3 million, or 258%, increase compared to the same period 2010, mainly as the result of increased net interest income from the Commercial Portfolio and higher trading gains in the Investment Fund.

•
Increased Net Income resulted in a 14.3% return on the Bank’s average stockholders’ equity (“ROE”) in the second quarter 2011, and 11.9% during the first six months 2011.  As of June 30, 2011, the Bank’s Tier 1 capital ratio stood at 18.1% compared to 23.4% as of June 30, 2010, and 19.3% as of March 31, 2011.  The Bank’s equity consists entirely of issued and fully paid ordinary common stock.

(*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

•
Year-on-year, the Commercial Portfolio grew $1.7 billion, or 47%, and $456 million, or 10%, versus the previous quarter to reach $5.2 billion.  Second quarter 2011 credit disbursements amounted to $3.2 billion, compared to $1.6 billion in the same period 2010, and $2.3 billion in the first quarter 2011.

•
In the second quarter 2011, the Commercial Division’s net operating revenues reached $23.7 million, an increase of 21% over the same period 2010, and 5% over the first quarter 2011.  The Division’s Net Income in the second quarter 2011 totaled $13.3 million, compared to $13.9 million in the second quarter 2010, and $13.6 million in the first quarter 2011.  During the second quarter 2011, portfolio growth implied the creation of generic provisions, which grew $0.5 million, along with increased balances in the Commercial Portfolio.

•
The Treasury Division posted Net Income of $1.1 million in the second quarter 2011, compared to a Net Loss of $2.8 million in the second quarter 2010, and a Net Loss of $0.9 million in the first quarter 2011, mainly attributable to gains on the sale of securities available for sale and the positive impact of variation on valuations of hedging instruments.

•
Funding costs continued to improve as the weighted average funding cost in the second quarter 2011 stood at 1.08%, a decrease of 1 bp compared to the first quarter 2011, and a decrease of 18 bps, compared to the second quarter 2010, while during the first six months 2011, the weighted average funding cost decreased 26 bps to 1.08%, compared to the same period 2010.

•
Net interest margin stood at 1.75% in the second quarter 2011, compared to 1.67% in the second quarter 2010, and 1.72% in the first quarter 2011.  During the first six months 2011, net interest margin improved to 1.74% compared to 1.69% in the same period 2010.

•
Net interest income amounted to $23.5 million in the second quarter 2011, a $6.3 million, or 37%, increase when compared to the second quarter 2010, and $2.1 million, or 10%, increase when compared to the first quarter 2011.  During the first six months of 2011, net interest income amounted to $44.9 million, an increase of $11.4 million, or 34%, compared to $33.5 million in the same period 2010, mainly as a result of higher average interest-earning assets balances.

•
The Asset Management Unit recorded Net Income of $11.3 million in the second quarter 2011, compared to a Net Loss of $9.4 million in the same period 2010, and Net Income of $3.6 million in the first quarter 2011. The increases of $20.7 million and $7.7 million, respectively, were mainly attributable to net gains from trading activities in the Bladex Capital Growth Fund (BCGF, the Investment Fund).

•
As of June 30, 2011, the non-accrual portfolio stood at $29.0 million, a decrease of 36% compared to $45.3 million as of June 30, 2010, and the same level as of March 31, 2011.  Principal amounts past due in the entire loan portfolio remained at $1.0 million.  The ratio of the allowance for credit losses to the Commercial Portfolio stood at 1.8% as of June 30, 2011, compared to 2.7% as of June 30, 2010, and 1.9% as of March 31, 2011, while the ratio of non-accruing loans to the loan portfolio stood at 0.6%, 1.5%, and 0.7%, respectively, as of these dates.

•
The Bank’s efficiency ratio improved to 33% in the second quarter 2011, compared to 120% in the second quarter 2010, and 40% in the first quarter 2011.  The efficiency ratio during the first six months 2011 improved to 36%, compared to 82% during the first six months 2010, as revenue growth outpaced expense growth.

CEO's Comments

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank’s results: "I view the second quarter's results as a confirmation of the favorable trends underlying our business and the soundness of our strategy.

Among many other indicators of our solid performance, the 10% commercial portfolio growth reflects our expanding franchise and the continued strength and competiveness of Latin America's trade flows.  The record level of central bank deposits confirms the support and close relationship we maintain with our government shareholders.  Improving intermediation margins reflect our pricing power as a strategic partner to our clients.

In spite of our gradual reduction of exposure to the Fund that we had announced, our Asset Management Unit posted one of its best quarters in 4 years.

The combination of these factors resulted in the Bank achieving an ROE of 14.3%, while maintaining a strong 18.1% Tier 1 capital ratio and improving credit quality even further.

While we are satisfied with the quarter's results, we are particularly encouraged about what they say about the Bank's ability to continue to increase its profitability in a prudent, sound, and stable manner.” Mr. Rivera concluded.

CONSOLIDATED RESULTS OF OPERATIONS
KEY FINANCIAL FIGURES AND RATIOS
The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	6M11	6M10	2Q11	1Q11	2Q10
Net Interest Income	$44.9	$33.5	$23.5	$21.4	$17.2
Net Operating Income (Loss) by Business Segment:
Commercial Division	$27.7	$23.4	$13.9	$13.9	$13.0
Treasury Division	$0.3	$(5.5)	$1.1	$(0.9)	$(2.8)
Asset Management Unit	$15.5	$(13.5)	$11.7	$3.8	$(11.8)
Net Operating Income (loss)	$43.5	$4.4	$26.7	$16.8	$(1.6)
Net income (loss)	$42.6	$9.0	$26.1	$16.5	$(0.7)
Net income (loss) attributable to the redeemable noncontrolling interest	$0.6	$(2.8)	$0.4	$0.2	$(2.4)
Net Income attributable to Bladex	$42.0	$11.8	$25.7	$16.3	$1.7

Net Income per Share (1)	$1.14	$0.32	$0.70	$0.44	$0.05
Book Value per common share (period end)	$19.73	$18.35	$19.73	$19.25	$18.35
Return on Average Equity (“ROE”)	11.9%	3.5%	14.3%	9.4%	1.0%
Operating Return on Average Equity ("Operating ROE") (2)	12.3%	1.3%	14.9%	9.7%	-1.0%
Return on Average Assets (“ROA”)	1.6%	0.6%	1.9%	1.3%	0.2%
Net Interest Margin	1.74%	1.69%	1.75%	1.72%	1.67%
Efficiency Ratio (3)	36%	82%	33%	40%	120%

Tier 1 Capital (4)	$731	$680	$731	$709	$680
Total Capital (5)	$782	$716	$782	$755	$716
Risk-Weighted Assets	$4,047	$2,899	$4,047	$3,681	$2,899
Tier 1 Capital Ratio (4)	18.1%	23.4%	18.1%	19.3%	23.4%
Total Capital Ratio (5)	19.3%	24.7%	19.3%	20.5%	24.7%
Stockholders’ Equity	$731	$673	$731	$709	$673
Stockholders’ Equity to Total Assets	12.6%	15.2%	12.6%	13.4%	15.2%
Other Comprehensive Income Account ("OCI")	$(3)	$(11)	$(3)	$(4)	$(11)

Leverage (times) (6)	7.9	6.6	7.9	7.5	6.6
Liquid Assets / Total Assets (7)	6.0%	13.5%	6.0%	6.1%	13.5%
Liquid Assets / Total Deposits	16.8%	39.4%	16.8%	16.9%	39.4%

Non-Accruing Loans to Total Loans, net	0.6%	1.5%	0.6%	0.7%	1.5%
Allowance for Credit Losses to Commercial Portfolio	1.8%	2.7%	1.8%	1.9%	2.7%

Total Assets	$5,807	$4,412	$5,807	$5,301	$4,412

RECENT EVENTS

▪
Quarterly dividend payment:  During the Board of Director’s meeting held July 18, 2011, the Bank’s Board approved a quarterly common dividend of $0.20 per share corresponding to the second quarter 2011. The dividend will be paid August 9, 2011, to stockholders registered as of August 1, 2011.

▪	New Representative Office: On July 7, 2011, the Bank inaugurated a new representative office in Lima, Peru.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(2)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(3)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(4)
Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(5)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(6)	Leverage corresponds to assets divided by stockholders’ equity.

(7)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Unit, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through June 30, 2011, Bladex had disbursed accumulated credits of approximately $175 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Friday, July 22, 2011 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through September 22, 2011.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 53588479.  For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: cschech@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
20 Broad Street, 25th Floor, New York, NY 10005
Tel: (212) 406-3694
E-mail address:  bladex@i-advize.com